Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
Amwell Telehealth, LLC	Delaware
American Well Israel Ltd	Israel
AMWELL Colombia SAS	Colombia
Avizia LLC	Delaware
National Telehealth Network, LLC	Delaware
Conversa Health, LLC	Delaware
SilverCloud Health, LLC	Delaware
American Well Corporation Ireland Limited	Ireland
American Well Corporation UK Limited	England
SilverCloud Health Inc.	Delaware
SilverCloud Health Australia Pty LTD	Australia